FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Completes Initial Drill Program on High-Grade Rob Property Targets

August 30, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce results from recent surface sampling programs, and the completion of an initial 17 hole (3,514 foot) drill program at its Rob project In east-central Alaska.   Surface samples collected from five separate vein systems within the 4,240 acre property in late 2006 and more recently in June 2007 continue to return high grade gold assays from a number of vein systems on the property.  Drilling has now been conducted by Freegold on two of these vein systems, Gray Lead and O’Reely, both of which have intersected quartz veins averaging true widths of 10 and 4 feet respectively within surrounding gneissic host rocks.  Final assays from these core holes are expected to be reported within the next few weeks.

Freegold acquired the Rob property in 2002 and has a 100% lease interest in the property. Rob is located 110 miles southeast of Fairbanks, and lies within the Goodpaster Mining District on the eastern end of the same gneissic dome that hosts gold mineralization at Teck Cominco/Sumitomo's recently commissioned Pogo gold mine.  Pogo, located approximately 20 miles west from Rob, is currently the largest underground gold mine in Alaska with planned production over its 10 year-life estimated at 350,000 to 450,000 oz/year.  Pogo’s 5.6 million ounce gold resource is hosted within stacked, flat-lying quartz veins that average approximately 0.5 ounces of gold per ton. Gold at Pogo is associated with a distinctive geochemical trace element suite (gold, bismuth, arsenic) similar to the mineralization discovered at Rob.  Since the opening of the Pogo mine in 2006, this district has received considerable investor attention, most notably with the consolidation of a 513,000 acre land package through staking and joint venturing by Goldcorp founder Rob McEwen.  This large land package (subsequently merged into Rubicon Minerals) surrounds the Pogo mine and the Rob property, and was acquired due to the shared belief that the gold mineralization at Pogo is not a unique occurrence in the district.

The first systematic exploration on Rob was undertaken from 1995 to 1998 by Sumitomo Metal Mining and WGM, during which time they conducted over $1.3 million in airborne/ground geophysics, soil/rock geochemical sampling, geologic mapping, trenching and limited diamond drilling.  This program successfully identified numerous target areas, many of which have not been tested to date.  The program also confirmed that the high-grade quartz veins at Rob are related to similar low-sulphur, high temperature intrusive events similar to Pogo, and that the host rocks have been cut by similar high angle NE and NW fault systems.

2002 Significant Freegold Grab Sample Results

Prospect	Gold Grade (g/t)	Gold Grade (oz/t)	Prospect	Gold Grade (g/t)	Gold Grade (oz/t)
Gray Lead	72.17	2.10	Michigan	24.27	0.71
Gray Lead	17.11	0.50	Michigan	698.89	20.38
Gray Lead	28.77	0.84	Michigan	29.83	0.87
Gray Lead	9.37	0.27	Michigan	175.06	5.11
Gray Lead	7.42	0.22	Michigan	120.55	3.52
Gray Lead	30.45	0.89	Upper Trench	8.79	0.26
O’Reely	8.04	0.23	Lower Trench	15.43	0.45
O’Reely	8.38	0.24	Lower Trench	14.37	0.42
Hilltop	8.72	0.25	Lower Trench	22.29	0.65

Freegold’s initial work in 2002/2003 centered on rock sampling and top-of-bedrock auger soil sampling programs designed to confirm results previously reported in the 1990’s.  This program confirmed high-grade gold occurrences at a number of target locations throughout the property.  Significant assays from this 2002 sampling program include:

Following a 3 year period of limited work, Freegold undertook additional surface grab sampling in late 2006 and again in June 2007 in advance of the commencement of drilling.  Assay results from all of the samples collected during these two sampling periods are as follows:

2006 and 2007 Freegold Grab Sample Results

Prospect	Gold Grade (g/t)	Gold Grade (oz/t)	Prospect	Gold Grade (g/t)	Gold Grade (oz/t)
Blue Lead	23.50	0.69	O'Reely	0.94	0.03
Blue Lead	46.70	1.36	O'Reely	6.61	0.19
Blue Lead	1.13	0.03	O'Reely	0.17	0.004
Blue Lead	19.60	0.57	O'Reely	0.44	0.01
Blue Lead	0.16	0.004	O'Reely	0.28	0.01
Michigan	2.92	0.09	O'Reely	1.16	0.03
Michigan	11.50	0.34	O'Reely	0.21	0.01
Michigan	-0.05	--	O'Reely	0.74	0.02
Michigan	6.35	0.19	O'Reely	0.03	0.001
Michigan	2.39	0.07	Grizzley Mine	31.78	0.93
O' Reely	0.53	0.02	Gray Lead	49.88	1.45

Following the completion of the above sampling, Freegold completed an initial diamond drilling program at the Gray Lead and O’Reely veins in the southern portion of the property.   A total of 8 holes (1,529 feet) were drilled at Gray Lead from two separate drill pads and 9 holes (1,985 feet) were drilled at O’Reely from four separate drill pads.  In both cases, holes drilled from the same pad were drilled at angles ranging from 45 to 90 degrees in dip.  Drilling at both targets encountered sugary textured quartz veins containing fine-grained bismuthinite and arsenopyrite. Veins were hosted in altered biotite granodiorite at O'Reely and biotite augen paragneiss at Grey Lead.  Analytical results on this drilling are pending and will be reported at a later date.

Assay results cited herein were based on grab samples which were collected by Avalon Development Corporation, consultants to Freegold, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. Alaska Assay Laboratories in Fairbanks, Alaska was used to analyze the samples collected in 2006/2007 via fire assay analysis for gold plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.  The samples in 2002 were submitted to ALS Chemex in Fairbanks, Alaska (prep) and Vancouver, B.C. (analytical) for fire assay analysis for gold plus multi element ICP-AES analysis using 4 acid digestion.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is continuing to discover new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of an initial 10,000-ton bulk sample collected in the fall of 2006, along with additional bulk sampling/processing of additional areas containing surface high grade gold mineralization will commence shortly.  Drilling to outline larger, lower grade bulk tonnage targets on the property will continue throughout the year.  Freegold has also optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited, where geophysical, mapping and sampling programs are currently being initiated.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.